NESTOR, INC.	42 Oriental Street Third Floor Providence, RI 02908 (401) 274-5658, Fax (401) 274-5707
2 June 2006

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. (Mail Stop 4-6)
Washington, D.C. 20549-0406

Attn: Mark Kronforst

Re:	Nestor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed April 14, 2006
Form 10-Q for the Quarter Ended March 31, 2006
Filed May 15
File No. 000-12965

Ladies and Gentlemen:

We are responding to your comments set forth in a letter dated May 19, 2006 (the “Comment Letter”) from Brad Skinner, Accounting Branch Chief, to William B. Danzell, Chief Executive Officer of the Company referring to our above-captioned periodic filings under the Securities Exchange Act of 1934. Your comments and our responses are set forth below and are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter. We have attached a copy of revised Item 9A, Controls and Procedures of our Form 10-K for Fiscal Year Ended December 31, 2005 as Exhibit A to this letter. We intend to file the attached revised Item 9A as an Amendment to our Form 10-K for Fiscal Year Ended December 31, 2005 after your review of our responses to your comments.

Form 10-K for the Fiscal year Ended December 31, 2005

Item 9A. Controls and Procedures, page 70

Comment 1.
We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as described in the previous paragraph.” Given the exceptions noted, it remains unclear whether your executive officers have concluded that your disclosure controls are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of those matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to indicate that your disclosure controls and procedures are effective, except to the extent that they are not effective.

Securities and Exchange Commission Division of Corporate Finance
2 June 2006

Response
We will revise our disclosure to state, in clear and unqualified language, that given the identified matters, our disclosure controls and procedures were not effective. We will eliminate the fourth paragraph of Item 9A.

Comment 2.
We note your statement that “any system of controls can provide only reasonable, and not absolute, assurance that the objectives of the control system are met” and that because of “inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions” (emphasis added). Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officers made their conclusions as to the effectiveness of your disclosure controls and procedures at the reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response
We will revise our disclosure in the first paragraph of Item 9A to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance that their objectives are met. We will also revise the last sentence of the first paragraph of Item 9A to clarify that there can be no absolute assurance that any design will succeed in achieving its stated goal under all potential future conditions.

Comment 3.
We note your statement that “[y]our disclosure controls and procedures were effective, in that they (i) provide reasonable assurance that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) ensure that information required to be disclosed in reports that [you] file or submit under the Exchange Act is accumulated and communicated to [y]our management including [y]our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure” (emphasis added). Please tell us whether your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure. This comment also applies to your disclosure in the Form 10-Q for the quarter ended March 31, 2006.

Response
As we will state in our revised Form 10-K disclosure, our CEO and CFO concluded that our disclosure controls and procedures were not effective. We will revise our disclosure to make it clear that that conclusion was reached with respect to effectiveness at the reasonable assurance level. With respect to Item 4, Controls and Procedures, in our Form 10-Q for the quarter ended March 31, 2006, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Securities and Exchange Commission Division of Corporate Finance
2 June 2006

Form 10-Q for the Quarter Ended March 31, 2006

Item 4. Disclosure Controls and Procedures, page 25

Comment 4.
We note your statement that there was no change in your internal control over financial reporting in the quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, except for the changes made to remediate the material weakness identified in your Form 10-K. Revise your future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response
In our future filings we will state clearly, if correct, that there were changes in our internal control over financial reporting that occurred during the applicable quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As requested, in connection to responding to the SEC comments, we are providing, in writing, a statement for the company acknowledging that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing.

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses to your comments and related matters, please contact Nigel P . Hebborn at (401) 274-5658, ext. 714 or the undersigned at (401) 274-5658, ext. 738. Thank you very much for your consideration and assistance.

Very truly yours,
/s/ Benjamin M. Alexander
Benjamin M. Alexander
BMA/mab

Securities and Exchange Commission Division of Corporate Finance
2 June 2006

Exhibit A

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), that are designed to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosures. Our disclosure controls and procedures are designed to provide reasonable assurance that their objectives are met. Any system of controls can provide only reasonable, and not absolute, assurance that the objectives of the control system are met. In addition, the design of any control system is based in part on certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no absolute assurance that any design will succeed in achieving its stated goal under all potential future conditions.

The management of Nestor, Inc., including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005.

Based upon that evaluation and as a result of comments received in November 2005 from the Staff of the SEC pertaining to our Registration Statement on Form S-2, File No. 333-126047 as discussed in our Current Report on Form 8-K filed on December 5, 2005, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2005, our disclosure controls and procedures were ineffective, in that they did not provide reasonable assurance (i) that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer reached this conclusion because of our accounting for and reporting of complex financial transactions involving the sale by us of non-conventional convertible debt instruments to Laurus Master Fund, Ltd. in July 2003, January 2004 and May 2005, and to accredited investors in November 2004. Specifically, we did not account for embedded derivatives in those debt instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” That failure to so account for those embedded derivatives constitutes a material weakness in our internal control over financial reporting as set forth in the Guidance in Auditing Standards No. 2 of the Public Company Accounting Oversight Board regarding previously issued financial statements. This material weakness was also noted by our independent auditors in a letter to the Audit Committee of the Company’s Board of Directors dated April 12, 2006. As a result of that material weakness, in April 2006, we restated our financial statements for years ended December 31, 2003 and 2004, as well as for the quarters ended March 31, June 30 and September 30, 2004 and 2005. See Note 3 to the financial statements included in this Report. To address this ineffectiveness of our disclosure controls and procedures and material weakness in our internal control over financial reporting, we have identified and retained outside consultants with experience and expertise in the identification, classification and accounting treatment of embedded derivatives and implemented internal procedures whereby we will use those consultants to advise us on identifying, classifying and accounting for future transactions which could involve embedded derivatives. We believe that this change will remediate the ineffectiveness of our disclosure controls and procedures and material weakness in our internal control over financial reporting relating to the accounting for complex financial instruments; however, given the nature and continuing evolvement of the accounting rules governing these financial transactions there can be no absolute assurance that the guidance provided to us by consultants on these transactions will be correctly interpreted.

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Securities and Exchange Commission Division of Corporate Finance
2 June 2006

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. To remediate the ineffectiveness of our disclosure controls and procedures and material weakness in our internal control over financial reporting relating to the accounting for complex financial instruments discussed above, during the quarter ended March 31, 2006, we identified and retained outside consultants with experience and expertise in the identification, classification and accounting treatment of embedded derivatives and implemented internal procedures whereby we will use those consultants to advise us on identifying, classifying and accounting for future transactions which could involve embedded derivatives.

Management’s Report on Internal Control Over Financial Reporting

We will be required by the Sarbanes-Oxley Act to include an assessment of our internal control over financial reporting and attestation from an independent registered public accounting firm in our Annual Report on Form 10-K beginning with our filing for our fiscal year ending December 31, 2007. Pending revisions to the scope of the Sarbanes-Oxley Act may change our compliance requirements and timing based on our market capitalization and revenue levels.

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